CODE OF ETHICS FOR UMB BANK, N.A.
AS MANAGER AND INVESTMENT ADVISER
FOR THE UMB SCOUT FUNDS


I.	Introduction

UMB Bank, n.a. ("UMB"), is statutory manager, investment advisor and custodian
for the UMB Scout Funds . As investment advisor to the UMB Scout Funds, UMB is required to adopt a written Code of Ethics (the "Code"), pursuant to Rule
17j-1 (17 C.F.R.   270.17j-1) under the Investment Company Act of 1940,
containing provisions reasonably necessary to prevent "Access Persons from engaging in fraudulent, deceptive or manipulative acts." The Code is adopted for the purpose of complying with Rule 17j-1.

II.	General Rule

The Code is applicable to any affiliated person of UMB who is defined as an Access Person pursuant to Rule 17j-1(a)(1). Access Persons shall include any director, officer, general partner, or advisory person of UMB or its affiliates who, with respect to the UMB Scout Funds, makes any recommendation, participates in the determination of which recommendation shall be made, or whose principal function or duties relate to the determination of which recommendation shall be made to any of the UMB Scout Funds; or who, in connection with his or her duties, obtains any information concerning securities recommendations being made by UMB to the UMB Scout Funds. For the purposes of the Code, Access Persons shall include the subcategories of Portfolio Persons and Investment Persons. Portfolio Persons are those employees of UMB entrusted with direct responsibility and authority to make investment decisions affecting one or more of the UMB Scout Funds.
Investment
Persons are investment analysts, traders, and other employees who provide information or advice or help execute decisions.

It shall be a violation of the Code for any Access Person in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by the UMB Scout Funds -

a) To employ any device, scheme, or artifice to defraud the UMB Scout
Funds;

b) To make to the UMB Scout Funds any untrue statement of a material fact or omit to state to the UMB Scout Funds a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the UMB Scout Funds; or

d) To engage in any manipulative practice with respect to the UMB Scout
Funds.

In exercising its duties as statutory manager, investment advisor, and custodian for the UMB Scout Funds, UMB is subject to the same fiduciary duties applicable in the exercise of its trust powers. Additionally, all activities relating to the UMB Scout Funds should be governed by the following fiduciary principles:

a) The interest of the shareholders of the UMB Scout Funds must come first. In any decision relating to their personal investments, persons covered by the Code of Ethics must avoid servicing their own personal interests ahead of the shareholders.

b) Personal Securities transactions should be conducted in accordance with this Code of Ethics and should avoid any actual or potential conflicts of interest. Persons covered by the Code should avoid situations involving any real or potential impropriety. It bears emphasis that technical compliance with the code's procedures is not enough. Persons covered by this Code should abide by the spirit of the Code and the principles articulated herein.

c) Personnel should not take inappropriate advantage of their position. Persons covered by the Code should avoid any such situation that might compromise, or call into question, their exercise of fully independent judgment in the interests of the UMB Scout Funds shareholders.

Access Persons are prohibited from receiving any gift or other thing of more than de minimis value from any person or entity that does business with or on behalf of the UMB Scout Funds. Cash must never be accepted.

Access Persons are prohibited from serving on the boards of directors of publicly traded companies, absent prior authorization from the Funds Investment Advisory Committee. Authorization to serve on the board of directors of publicly traded companies will be based upon a determination that board service would not be inconsistent with the interests of the UMB Scout Funds and its shareholders.

III.	Personal Investing Activities

The following provisions pertain to transactions in Covered Securities in all accounts of an Access Person including accounts of an Investment Person or Portfolio Person whenever specifically indicated. For purposes of these provisions, the accounts of a person include all accounts in which the Access Person has a direct or indirect beneficial ownership of covered securities. Any questions regarding the application of the following provision may be made to the Review Officer.

1.	Blackout Periods

Access Persons may not engage in buying or selling for their accounts so as to benefit from UMB or UMB Scout Fund trading positions or plans. Access Persons are prohibited from executing trades on a day during which any fund covered by the Code has a pending buy or sell order in the same security. Portfolio Persons are prohibited from engaging in a securities transaction during the period beginning 7 calendar days before and after the day on which the fund such Portfolio Person manages purchases or sells that same security.

2. Preclearance of Trades

Portfolio Persons and Investment Persons must preclear all transactions for their accounts in Covered Securities with the Review Officer. Requests for approval must be submitted to the Review Officer by e-mail or on the prescribed form. Once the Review Officer has authorized the transaction, the Portfolio Person or Investment Person has five days to execute the transaction.

3.	Short-term Trading Profits

Access Persons are prohibited from engaging in short-term trading, i.e. purchasing and selling, or selling and purchasing, the same (or equivalent) securities within 60 calendar days, without prior approval from the Review Officer.

4. Initial Public Offerings

No Access Person shall purchase any securities in an initial public offering.

5. Limited Offerings

Access Persons must receive prior approval from the Review Officer before directly or indirectly acquiring beneficial ownership in any security in a limited offering.

6.	Required Reports

The UMB Scout Funds Review Officer will notify every Access Person of their responsibility to provide the following reports:

a) Initial Holdings Report

No later than 10 days after an individual becomes an Access Person, the person shall file with the UMB Scout Funds Review Officer a report, using the prescribed form, showing the title, number of shares and principal amount of each Covered Security in which the person had any direct or indirect beneficial ownership at the time they became an Access Person. The person shall also name any broker, dealer or bank with whom the person maintained an account in which any securities were held.

b) Quarterly Transaction Reports

Access Persons must report, using the prescribed form, any transactions in Covered Securities during the quarter in which the person had direct or indirect beneficial ownership. The report must be filed with the Review Officer no later than 10 days after the end of the calendar quarter. The information shall include the date of the transaction, nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition), the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Covered Security. It shall also include the price at which the transaction was effected and the name of the broker, dealer, or bank with or through whom the transaction was effected.

Access Persons must also report any account established during the quarter in which securities were held for the direct or indirect benefit of the person. The report shall include the name of the broker, dealer or bank with whom the Access Person maintains the account and the date the account was established.

c) Annual Holdings Report

Access Persons shall file an annual holdings report, using the prescribed form, that includes the title, number of shares and principal amount of each covered security in which the Access Person has any direct or indirect beneficial ownership. The Access Person must also report the name of any broker, dealer or bank with whom the Access Person maintains these covered securities. All information must be submitted to the Review Officer no later than January 31 each year and must be current as of a date no more than 30 days before the report is submitted.

d) Duplicate Confirmations and Statements

Access Persons must instruct any brokers, dealers, or banks with whom the Access Person maintains an account holding Covered Securities to provide duplicate confirmations of all transactions in covered transactions and statements to the Review Officer.

IV.	Compliance Procedures

1.	List of "Access Persons"

The UMB Scout Funds Review Officer shall determine, with the assistance of the
UMB legal department, which employees are "Access Persons" as defined by Rule 17j-1(a)(1) and shall maintain a list of all "Access Persons". The Review Officer shall also be responsible for notifying all Access Persons of their reporting obligations.

2.	Review of Reports

The UMB Scout Funds Review Officer will be responsible for reviewing the Initial Holdings Reports, Quarterly Transaction Reports, and Annual Holdings Reports. The Review Officer will review the trades and holdings of the Access
Persons against the trades of the UMB Scout Funds to determine if there are any violations of the Code. The Review Officer will promptly notify the Funds
Investment Advisory Committee and UMB Scout Funds Board of Directors of any apparent violations of the code.

3.	Violations of the Code of Ethics

The UMB Scout Funds Review Officer shall be responsible for reporting all apparent violations to the Funds Investment Advisory Committee and the UMB Scout Funds Board of Directors. The Funds Investment Advisory Committee will be responsible for determining the sanctions for any violation of the Code of Ethics. Sanctions may include, but are not limited to, termination of employment, suspension, imposition of a fine, and/or disgorgement of profits made from fraudulent activities.

4.	Annual Report to the Funds Investment Advisory Committee and Board of
Directors

The UMB Scout Funds Review Officer shall prepare a written annual report to the UMB Funds Investment Advisory Committee and the UMB Scout Funds Board of Directors describing issues under the Code of Ethics since the last report, including, but not limited to, information about violations of the Code, sanctions imposed in response to such violations, changes made to the Code or procedures, and any proposed or recommended changes to the Code and procedures. The report shall also certify that procedures to prevent Access Persons from violating the Code are in place and effective.

5.	Retention of Records

The UMB Scout Funds Review Officer shall maintain the following records:

a)	A copy of each Code of Ethics which is, or at any time during the past five years has been, in effect.

        b) Records of any violation of the Code of Ethics, and of any action taken as a result of such violation occurring during the five years before the current fiscal year.

c)	Copies of each report made by an Access Person made during the five years before the current fiscal year.

d) A list of all persons who are, or within the past five years have been, required to make Securities Transaction Reports, and a list of all persons responsible for reviewing such reports.

e)	Copies of all reports made to the UMB Scout Funds Board of Directors during the past five years.

f)	A record of any decision, and the reasons supporting the decision, to approve the acquisition by any Access Person of Initial Public Offerings or Limited Offerings.
  UMB Scout Funds include the UMB Scout Stock Fund, UMB Scout Stock Select Fund, UMB Scout Bond Fund,
UMB Scout Regional Fund, UMB Scout Worldwide Fund, UMB Scout Worldwide Select Fund, UMB Scout
Balanced Fund, UMB Scout Capital Preservation Fund, UMB Scout Kansas Tax-Exempt Bond Fund, UMB Scout
Money Market Fund, and the UMB Scout Tax-Free Money Market Fund.
  The term "Covered Security" when used in the Code shall have the same meaning set forth in section 2(a)(36) of the Investment Company Act, except that it shall not include: (a) Direct obligations of the Government of the United States; (b) Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and, (c) Shares of registered open-end mutual funds.
  An Access Person is a "beneficial owner" of a security if he or she, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the securities. A pecuniary interest means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in subject securities. An indirect pecuniary interest includes, but is not limited to: (1) securities held by members of a person's immediate family sharing the same household;
(2) a general partner's proportionate
interest in portfolio securities held by a general or limited partnership;
(3) a person's right to dividends that is separated or separable from the underlying securities; (4) a person's interest in securities held by a trust; and (5) a person's right to acquire securities through the exercise or conversion of any derivative security, whether or not presently exercisable. An indirect pecuniary interest would include, for example, the right of a UMB employee to acquire UMB Financial Corporation stock pursuant to an employee stock option.


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